Filed by Raytheon Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  Raytheon Company
Commission File No.:  001-13699
Date:  June 10, 2019

To:	IDS Employees
From:	Ralph Acaba, President, Integrated Defense Systems
Subject:	Raytheon Technologies
Date:	Monday, June 10, 2019

Yesterday represented a major milestone for Raytheon Company. With the announcement of the proposed merger with United Technologies Corporation (UTC), we have entered a new era of global growth and business expansion at the company. Once the transaction is completed, the new company — Raytheon Technologies Corporation — will be positioned to define the future of the Aerospace and Defense industry.

As Tom referenced yesterday, the expansion of diversified technologies and broad expertise will serve to meet the growing demand for advanced capabilities from our global customer base. Central to everyone’s success will be our ability to align our organization effectively to leverage the full breadth of the newly formed company.

The planned structure for the combined company includes corporate staff, plus a total of four business units. These will include Collins Aerospace and Pratt & Whitney from UTC, along with two newly formed business units which will be comprised of an IDS/RMS and IIS/SAS/Forcepoint consolidation. Those two units will be renamed Integrated Defense & Missile Systems, and Intelligence, Space & Airborne Systems, respectively.

Over the coming months, we will establish working groups to define the consolidated structure and work within a timeline that maps to meet the business closing goal of Q2 2020. In the meantime, our commitment to our customers remains priority number one and the need to meet our 2019 business objectives has not changed. We have been on a path of progress and we now need to focus on continuing to deliver results for Raytheon Company.

This will largely mean business as usual for the vast majority of our team members. So keep working inside and outside of the business to focus on competitions and program execution. Our ultimate customer, the warfighter, deserves the best of what we provide and we must never lose sight of this.

Finally, as we realign ourselves to optimize this new world, we will build on the strength that we ― and our predecessors ― have built together over the past 97 years. There will be exciting opportunities ahead and I am eager to realize them together.

With respect and enthusiasm for the future,

Ralph

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. There can be no assurance that the proposed merger or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

UTC and Raytheon and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from UTC or Raytheon as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.